

12060401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 01068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York (City) New York (State) 10158-3698 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Dorogoff 212-476-8123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Ave (Address) New York (City) NY (State) 10154-0102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Dorogoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neuberger Berman LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operations Principal

Title



Notary Public

New York
New York

ROBERT CIRAOLA
Notary Public, State of New York
No. 01CI5086542
Qualified in Richmond County
Commission Expires October 20, 2013

Neuberger Berman LLC

This report contains (check all applicable boxes):

x	(a)	Facing page
x	(b)	Oath or Affirmation
x	(c)	Statement of Financial Condition
x	(d)	Statement of Income
x	(e)	Statement of Changes in Members' Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
x	(g)	Statement of Cash Flows
x	(h)	Computation of Net Capital
x	(i)	Computation for Determination of the Reserve Requirements for Broker-Dealers Under Rule 15c3-3
	(j)	Information for Possession or Control Requirements Under Rule 15c3-3
x	(k)	Computation of CFTC Minimum Net Capital Requirement
x	(m)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
x	(n)	Statement of Segregation Requirements and Funds in Segregation for Customer's Dealer Options Accounts
x	(o)	Statement of Secured Accounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
x	(p)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
	(q)	A report describing any material inadequacies found to exist or found to have existed since the date of previous audit
x	(r)	Report of Independent registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 (g)(1)
x	(s)	Report of Independent Registered Public Accounting Firm on Internal Control Required by Commodity and Futures Trading Commission Regulation 1.16

NEUBERGER BERMAN LLC

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered

Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Members of
Neuberger Berman LLC:

We have audited the accompanying statement of financial condition of Neuberger Berman LLC (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Neuberger Berman LLC as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2012

NEUBERGER BERMAN LLC

Statement of Financial Condition

December 31, 2011

(In thousands)

Assets		
Cash and cash equivalents	$	243,597
Cash segregated for the exclusive benefit of customers		1,554
Financial instruments owned, at fair value		9,736
Receivables:		
Advisory and administrative fees receivable		7,941
Broker-dealers and clearing organizations		3,476
Due from affiliates		4,973
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $2,792)		1,090
Identifiable intangible assets and goodwill (net of accumulated amortization of $20,964)		59,589
Other assets		3,300
Total assets	$	335,256
Liabilities and Members' Capital		
Liabilities:		
Accrued compensation	$	84,423
Due to affiliates		40,557
Income taxes payable		7,924
Deferred income		5,044
Broker-dealers and customers		2,164
Other liabilities and accrued expenses		9,988
Total liabilities		150,100
Members' capital		185,156
Total liabilities and members' capital	$	335,256

See accompanying notes to the statement of financial condition.

(1) Organization and Description of Business

Neuberger Berman LLC, a Delaware limited liability company (NB LLC or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC, a Delaware limited liability company (NBSH). NB LLC is a registered broker-dealer and registered investment adviser engaged principally in providing investment advisory services to individuals and institutions. Representative clients include individuals, families and institutions including: endowments, foundations, trusts and employee benefit plans. In addition, NB LLC is a sub-adviser to certain affiliates, including Neuberger Berman Management LLC (NBM), the adviser to the Neuberger Berman mutual funds complex. The Company clears certain of its customers' securities transactions on a fully disclosed basis through J.P. Morgan Clearing Corp., which also serves as custodian for a significant number of the Company's clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition during the reporting period. Although these estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of investments in money market funds of approximately $239 million, which are highly liquid and payable on demand.

(c) Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at market value or fair value as determined by management. Investments in mutual funds are valued using the year end quoted net asset value per share.

(d) Identifiable Intangible Assets and Goodwill

Goodwill and identifiable intangible assets with an indefinite useful life are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Identifiable intangible assets are amortized on a straight line basis over their useful lives in accordance with GAAP, and are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

(e) ***Income Taxes***

NB LLC, as a limited liability company, is subject to the New York City unincorporated business tax (NYC UBT).

NB LLC complies with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic *Accounting for Uncertainty in Income Taxes* which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

(3) Cash Segregated For The Exclusive Benefit of Customers

At December 31, 2011, cash of $1,554 was segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2) of the Securities Exchange Act of 1934, as amended.

(4) Fair Value of Firm Investments

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied.

These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the transparency of the market and complexity of the instrument.

Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure the fair value. GAAP provides for the following three levels to be used to classify fair value measurements:

- Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 – Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.
- Level 3 – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. In making such estimates, management includes, among other things, assumptions of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Where multiple inputs are used to value a financial instrument, an asset's or a liability's categorization within the fair value hierarchy is based on the lowest level of significant input used to determine its valuation.

Firm investments owned, which primarily consist of listed equities and proprietary mutual funds, are carried at market value. Municipal auction rate notes are valued at fair value as determined by management. All firm investments are recorded on a trade date basis.

Fair value measurements used on a recurring basis at December 31, 2011 were:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Cash and cash equivalents:				
Money market mutual funds	$ 239,112	—	—	$ 239,112
Firm investments owned:				
Equities and mutual funds	9,624	—	—	9,624
Government securities	—	—	—	—
Municipal bonds	—	112	—	112
Total firm investments	$ 248,736	112	—	$ 248,848

Other assets measured at fair value on a nonrecurring basis are as follows:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Assets:				
Goodwill	$ —	—	50,146	$ 50,146
Identifiable intangible assets, net	—	—	9,443	9,443
Total	$ —	—	59,589	$ 59,589

At December 31, 2011 the value of NB Group was estimated using a combination of the income and market approaches. The income approach is based on projected cash flows whereas the market approach uses estimates of the value of comparable companies. The Company's relative value (considering contribution to revenue, net income and assets under management to NB Group was then considered to determine the relative fair value of the Company in relation to NB Group. The relative fair value of the Company is then compared to its carrying value to determine if there is impairment of the goodwill. Identified intangible assets were measured for impairment based on the estimated value of those assets using an income approach. The income approach is based on assets under management and projected cash flows. Management concluded that there was no impairment at December 31, 2011.

(5) Goodwill and Identifiable Intangible Assets

Goodwill is reflected in the statement of financial condition at its carrying value of $50,146. Identifiable intangible assets of $29,925 primarily comprised of customer lists at December 31, 2011. Accumulated amortization on the identifiable intangibles is $20,482 at December 31, 2011.

Goodwill is recorded net of amortization expense in the statement of financial condition. The amount of goodwill amortization recorded prior to the adoption of the ASC Topic, *Business Combinations*, was approximately $0.5 million.

Identifiable intangible assets have amortizable lives of 5 to 11 years. The weighted average life of the identifiable intangible assets is approximately 7 years. Estimated amortization expenses for each of the years ending December 31, 2012 through 2016 are as follows:

		2012	2013	2014	2015	2016
				(In thousands)		
Estimated amortization expense	$	3,623	2,710	779	779	779

(6) Commitments and Contingencies

NB LLC has contractual obligations under long-term noncancelable lease arrangements, principally for office space, expiring on various dates through 2017. Office space leases are subject to escalation provisions based on increases in costs incurred by the lessor. At December 31, 2011, minimum rentals, excluding office space escalation, under these lease agreements, are as follows:

Year:		Amount
2012	$	14,045
2013		13,987
2014		13,987
2015		13,987
December 31, 2016 and thereafter		18,649
Total minimum lease payments	$	74,655

(Dollars in thousands, except where noted)

In connection with the business acquisition of certain assets of an investment adviser in 2008, NB LLC agreed to pay additional consideration contingent on the acquired businesses related to such assets meeting or exceeding specified revenue thresholds. Should the revenue thresholds be achieved, any payments required to be made will be recorded as additional purchase price as such amounts become determinable. Contingent amounts are payable in 2012 and are not expected to exceed $65 million.

NB LLC is involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. NB LLC recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liability can be estimated, NB LLC accrues the most likely amount it has determined it is most likely to incur. If the amount is not determinable, NB LLC accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of such proceedings, in the aggregate, will not have a material adverse effect on NB LLC's financial condition.

(7) Capital Requirements

As a registered broker dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA), NB LLC is subject to the Securities Exchange Commission's Uniform Net Capital Rule 15c3-1. NB LLC is also a member of the National Futures Association and is subject to the Commodity Futures Trading Commission's Rule 1.17.

Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of a) 2% of aggregate debit items arising from customer transactions, b) 8% of customer risk maintenance margin requirements plus 4% of noncustomer risk maintenance margin requirements or c) $1.5 million. As of December 31, 2011, NB LLC had net capital of approximately $101.8 million, which exceeded the minimum net capital requirement by approximately $100.0 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

(8) Employee Benefit Plans

Employees of NB LLC, along with employees of certain of its affiliated companies, participate in the NB Group 401(k) Plan (Plan). Matching and profit sharing contributions by NB Group are discretionary. NB Group's Board of Directors makes an annual determination whether NB Group will provide matching contributions. At December 31, 2011 the NB Group Board of Directors agreed to make matching and profit sharing contributions to the Plan.

Select employees of NB LLC participate in the NB Group Contingent Compensation Plan (Contingent Compensation Plan) which was established in 2008. Other than with respect to death, disability or retirement, allocations under the Contingent Compensation Plan may be forfeited, should an employee no longer be associated with NB LLC. The Parent will initially measure any related compensation expense based on the fair value at the date of award and will allocate the applicable expense to NB LLC over the vesting period, as such term is defined in the Contingent Compensation Plan. At each subsequent reporting

(Dollars in thousands, except where noted)

period until the award is settled, the fair value of the contingent compensation will be re-measured based on the current fair value of the award granted.

(9) Income Taxes

The company is a partnership for U.S. income tax purposes and as such is subject to NYC UBT.

As of December 31, 2011, the Company had a deferred tax asset of approximately $1.25 million included in other assets on the statement of financial condition which consisted of the following:

Deferred tax asset components:		
Amortization of intangibles	$	737
Reserves currently not deductible		32
Deferred compensation		463
Depreciation		14
Gross deferred asset before valuation		1,246
Valuation allowance		-
Deferred tax asset	$	1,246

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the financial statements. During the period, the Company increased the gross amount of unrecognized tax benefits by $2.5 million which, if recognized, would favorably impact the Company's effective tax rate. The unrecognized tax benefits relate to the deductibility of compensation related expenses. At this time the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

Balance as of December 31, 2010	$	4,829
Additions based on tax positions related to the current period		2,507
Balance as of December 31, 2011	$	7,336

(Dollars in thousands, except where noted)

(10) Related Party Transactions

Financial instruments owned include $9.6 million invested in mutual funds managed by NBM at December 31, 2011.

Due to affiliates is comprised of $40.6 million, of which $32.5 million is due to NB Group, $6.0 million payable to Neuberger Berman Services LLC, and $2.1 million due to other affiliates.

(11) Subsequent Event

The Company's management has evaluated events occurring after the date of the statement of financial condition (subsequent events) through February 27, 2012, the date the statement of financial condition was issued, to determine whether any subsequent events necessitate adjustment to or disclosure in the statement of financial condition.

On January 25, 2012, the members of NB LLC authorized the Company to declare a dividend in the amount of $86 million. Such dividend was paid on January 30, 2012.